Bruce Van Saun Group Finance Director

Mr Michael Volley Staff Accountant Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Gogarburn Edinburgh EH121HQ Telephone: 0131 523 2028 Facsimile: 0131 626 0550 www.rbs.com

1 October 2010

Dear Mr Volley

The Royal Bank of Scotland Group plc
Form 20-F for the fiscal year ended 31 December 2009
File No. 001-10306

Thank you for your letter dated 27 September 2010 commenting on the Group's Form 20-F for the year ended 31 December 2009.

We are carefully considering your comments and expect to be able to provide you with our response by the end of November. We will keep you appraised of our progress.

Yours sincerely

/s/ Bruce Van Saun
Bruce Van Saun
Group Finance Director

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square Edinburgh EH2 2YB